Exhibit (a)(1)(C)

October 8, 2009

Name
Address1
Address2

Dear Name,

Attached to this letter, you will find the details of an exchange offer being made by New Frontier Energy, Inc. to exchange the Series B Preferred Stock that you own for common shares of the company. The attached materials describe in great detail the terms of the exchange with the customary caveats and explanations a transaction of this nature would entail. However, we would like to take this opportunity to explain in straightforward terms what this exchange is about:

What you are giving up:	Your Series B Preferred Stock

What you are getting:	New Frontier Energy, Inc. common stock

According to our records, you own __ shares of Series B Preferred Stock. If you choose to accept this exchange offer, you will receive __ shares of common stock.

What will I receive if I participate in the Offering?

Currently, the Series B Preferred Stock is convertible at $0.65/share. If you were to simply convert your Series B Preferred Stock at this conversation rate, you would receive __ shares of common stock, along with dividends of __, which would be payable when the company has the available cash and can legally do so (at this point it is not clear when the Company will actually be able to pay out dividends).

However, if you accept the exchange offer, you would get __ shares of common stock. If you accept this exchange offer, you will receive substantially more common shares than what you would receive by converting your Series B Preferred Stock under the existing terms.

What is the purpose of the Offering?

The company is trying to raise equity funds. Potential investors and advisors have told us that we may have greater success in raising equity funds if we were to simplify the capital structure – in other words – instead of having several different classes of shares, we should only have one class, – common shares. This exchange offer is intended to try to achieve this result. In addition, this exchange, if accepted, will improve the company’s balance sheet by reducing the amount of accrued and unpaid dividends reflected in our financial statements.

This letter tries to lay out, both simply and directly, the substance of the exchange. It is not a complete description and is qualified in its entirety by the information contained in the attached materials. Please review the attached materials, and should you have any questions, do not hesitate to contact us.

Sincerely,

Paul Laird	Samyak Veera
President & CEO	Chairman of the Board
(303) 730-9994	(646) 797-2750